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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
AUG 2 5 2014
201

SEC FILE NUMBER

8 - 67831

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07/01/13___ AND ENDING ___06/30/14___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DCMB Securities, LLC

	OFFICIAL USE ONLY
	FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___1800 Augusta, Ste 215___
(No. and Street)

___Houston___   ___Texas___   ___77057___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

___Kimberly Collins___   ___303-797-0550___
(Area Code – T elephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___**Brad A. Kinder, CPA**___
(Name – *if individual, state last, first, middle name*)

___**815 Parker Square**___   ___**Flower Mound**___   ___**Texas**___   ___**75028**___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of
Information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____John W. Donovan, Jr._____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____DCMB Securities, LLC_____, as of _____June 30_____, 20__14_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____NONE_____

_____

_____

_____   _____
                                                                                  Signature

                                                                                  Managing Member
_____   _____
        Notary Public   Title

Sharon M. Rao
Commission Expires
05-28-2016

This report** contains (check all applicable boxes):
- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.*
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).
*The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DCMB Securities, LLC

We have audited the accompanying financial statements of DCMB Securities, LLC (a Texas corporation), as of June 30, 2014, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of DCMB Securities, LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of DCMB Securities, LLC as of June 30, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of DCMB Securities, LLC's financial statements. The supplemental information is the responsibility of DCMB Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BRAD A. KINDER, CPA

Flower Mound, Texas
August 21, 2014

1


DCMB SECURITIES, LLC
Statement of Financial Condition
June 30, 2014


ASSETS

Cash	$	30,253
TOTAL ASSETS	$	30,253

LIABILITIES AND MEMBER'S EQUITY

Liabilities	$	-

Member's Equity

Capital contributions	125,000
Accumulated deficit	(94,747)
Total Member's Equity	30,253

TOTAL LIABILITIES AND MEMBER'S EQUITY	$	30,253

DCMB SECURITIES, LLC
Statement of Operations
Year Ended June 30, 2014

Revenue

Merger and aquisition services	$	120,000

Expenses

Commission expense	85,000
Professional fees	14,585
Regulatory fees	4,675
Expense agreement - related party	3,000
Other expenses	636
TOTAL EXPENSES	107,896

NET INCOME	$	12,104

DCMB SECURITIES, LLC
Statement of Changes in Member's Equity
Year Ended June 30, 2014

	Capital Contributions	Accululated Deficit	Total
Balances at June 30, 2013	$ 125,000	$ (106,851)	$ 18,149
Net income		12,104	12,104
Balances at June 30, 2014	$ 125,000	$ (94,747)	$ 30,253

DCMB SECURITIES, LLC
Statement of Cash Flows
Year Ended June 30, 2014

Cash flows from operating activities:

Net income	$	12,104
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities		
Decrease in accrued expenses - related party		(1,500)
Net cash provided by operating activities		10,604
Net increase in cash		10,604
Cash at beginning of year		19,649
Cash at end of year	$	30,253

Supplemental Disclosures of Cash Flow Information:

There was no cash paid during the year for interest or income taxes.

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

DCMB Securities, LLC (the Company), was organized in November 2007 as a single member Texas limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Company does not hold customer funds or securities and will maintain a special account for the exclusive benefit of its customers. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company's operations consist primarily in broker and/or placement agent in private placements of securities and merger and acquisition services to institutions located in Texas. The Company is located in Houston Texas.

Significant Accounting Policies:

Use of Estimates

The accompanying financial statements have been prepared in conformity with U.S. generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

The Company will recognize revenue on the sale of interests in private placements of securities in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Company will recognize merger and acquisition revenue when earned under the respective agreements, primarily upon successful completion.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for federal income tax purposes. Taxable income or loss of the Company is includable in the income tax return of the Member; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Company is subject to Texas state tax.

Note 2 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $30,253, which was $25,253 in excess of its required net capital of $5,000. The Company's net capital ratio was .0 to 1.

Note 3 - <u>Related Party Transactions/Concentration of Revenue and Services/Economic Dependency</u>

The Company and a related party are under common control and the existence of that control creates operating results and financial position significantly different than if the companies were autonomous.

The Company earned $120,000 or 100% of its revenue during the year from one merger and acquisition financing. The sole member, a registered securities representative of the Company, generated 100% of the revenue and was compensated $85,000 or 100% of the commission expense.

The Company has an Expense Paying and Sublease Agreement (Agreement) with a related party, effective January 1, 2013. The Agreement may be terminated by either party with a one-month notice. Under the Agreement, the related party is to provide office space, personal property and utilities. The fee under the Agreement is $250 a month and represents the allocable share of the services provided by the related party. Expenses incurred under this Agreement totaled $3,000 during the year.

Note 4 - <u>Subsequent Events</u>

Management has evaluated the Company's events and transactions that occurred subsequent to June 30, 2014, through August 21, 2014, the date which the financial statements were available to be issued.

There were no events or transactions that occurred during this period that materially impacted the amounts or disclosures in the Company's financial statements.

DCMB SECURITIES, LLC
Supplemental Information Pursuant to Rule 17a-5
June 30, 2014

Computation of Net Capital:

Total member's equity qualified for net capital	$	30,253
Deductions and/or charges		
Non-allowable assets:		-
Net Capital	$	30,253
Aggregate indebtedness	$	-
Computation of basic net capital requirement		
Minimum net capital required (greater of $5,000 or		
6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	25,253
Ratio of aggregate indebtedness to net capital		.00 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of June 30, 2014 as filed by DCMB Securities, LLC on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditor

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding the Reserve Requirements and Possession or Control Requirement

The Company operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934. Under these exemptive provisions, the Computation for Determination of the Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

Statement Regarding SIPC Supplemental Report

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

See accompanying independent auditor's report. 9

BRAD A. KINDER, CPA

CERTIFIED PUBLIC ACCOUNTANT

815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170 • FAX 972-899-1172

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Managing Member
DCMB Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) DCMB Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which DCMB Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) DCMB Securities, LLC stated that DCMB Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. DCMB Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about DCMB Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
August 21, 2014

DCMB SECURITIES, LLC

1800 Augusta Drive, Suite 215
Houston, Texas 77057

EXEMPTION REPORT

DCMB Securities, LLC's, Assertions

We confirm, to the best of knowledge and belief, that;

1. **DCMB Securities, LLC claimed an exemption from SEC Rule 15c3-3 under the provisions in paragraph of (k)(2)(i) throughout the fiscal year July 1, 2013 to June 30, 2014.**

2. **DCMB Securities, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(i) throughout the fiscal year July 1, 2013 to June 30 , 2014 without exemption.**